FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registration Record N° 175

Santiago, April 28, 2016

Ger. Gen. N°39/2016

Mr. Carlos Pavez T.

Superintendent for Securities and Insurance Companies

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago, CHILE

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm No 30 of the Superintendence, duly authorized on behalf of Enersis Américas S.A. I hereby inform you of the following significant event:

At the Ordinary Shareholders Meeting of Enersis Americas held today, has agreed to distribute an minimum obligatory dividend (that is reduced by the interim dividend pro-forma paid in January 2016) and a additional dividend of Ch$ 204,874,253,630, equivalent to Ch$ 4.17321 per share.

Since Interim dividend has already been paid, the remaining Ch$ 167,209,724,296, equivalent to Ch$3.40599 per share dividend will be distributed and paid in Definitive Dividend N°93.

As required by Resolution N° 660/86 of the Superintendence, the two forms relating to the aforementioned Final Dividend are attached hereto.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:         Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders  Representative)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

Depósito Central de Valores (Central Securities Depositary)

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

SIGNATURE OF THE LEGAL REPRESENTATIVE:                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  LUCA D’ AGNESE . CHIEF EXECUTIVE OFFICER

SUPERINTENDENCE

SECURITIES AND INSURANCE COMPANIES

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

SIGNATURE OF THE LEGAL REPRESENTATIVE:                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  LUCA D’ AGNESE . CHIEF EXECUTIVE OFFICER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 29, 2016